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                          September 6, 2022

       C. Randal Mills, Ph.D.
       President and Chief Executive Officer
       Aziyo Biologics, Inc.
       12510 Prosperity Drive, Suite 370
       Silver Spring, MD 20904

                                                        Re: Aziyo Biologics,
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed August 31,
2022
                                                            File No. 333-267197

       Dear Dr. Mills:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Alan
Campbell at 202-551-4224 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Wesley C. Holmes